                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 11-K



                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1993


                          Commission File Number 1-3720




                       W. R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN



                                W. R. Grace & Co.
                              One Town Center Road
                         Boca Raton, Florida  33486-1010

                        FINANCIAL STATEMENTS AND EXHIBITS

     (a) FINANCIAL STATEMENTS. Filed as part of this Report on Form 11-K are the financial statements of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of Price Waterhouse, independent accountants, dated June 27, 1994.

     (b) EXHIBITS. A Consent of Price Waterhouse is being filed as an exhibit to this Report.

                        REPORT OF INDEPENDENT ACCOUNTANTS





June 27, 1994

To the Participants and
Administrative Committee of the
W. R. Grace & Co. Hourly Employees
Savings and Investment Plan


In our opinion, the accompanying statements of nets assets available for benefits and the related statements of changes in net assets available for benefits appearing on pages F-2 through F-12 of this report present fairly, in all material respects, the net assets available for plan benefits of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan at December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                                  /s/ Price Waterhouse

                       W. R. GRACE & CO. HOURLY EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1993 AND 1992

                                                          1993           1992
                                                       ----------     ----------

Assets:
  Investments:
  Insurance company contracts at contract value        $4,683,303     $3,004,805
  Other securities (cost: 1993,  $239,421;
    1992, $867,475)                                       239,421        963,765

  W. R. Grace & Co. common stock
    (cost: 1993, $1,869,203;
    1992, $1,627,300)                                   2,957,338      2,064,906
  Fidelity Mutual Funds
    (cost, 1993: $1,376,316)
      Balanced Fund                                       770,974         --
      Growth & Income Fund                                 15,315         --
      Blue Chip Growth Fund                               446,423         --
      Contra Fund                                          96,818         --
      OTC Fund                                              6,171         --

  Contributions receivable                                 42,928        412,929
  Dividends and interest receivable                        --              4,141
                                                       ----------     ----------
    Total assets                                        9,258,691      6,450,546
                                                       ----------     ----------

Liabilities:
  Participant withdrawals                                  --            121,764
  Administrative expenses                                  --              3,232

                                                       ----------     ----------
    Total liabilities                                      --            124,996
                                                       ----------     ----------

Net assets available
  for plan benefits                                    $9,258,691     $6,325,550
                                                       ----------     ----------
                                                       ----------     ----------


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                       W. R. GRACE & CO. HOURLY EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                      Fund D -                      Employees'
                                      Fixed Income     Fund B -      Diversified    Grace Stock        Stock
                                          Fund        Equity Fund       Fund           Fund       Ownership Plan
                                      ------------    -----------    -----------    -----------   --------------
Contributions:

  Participants                        $  1,496,063   $     51,684   $     79,254   $    183,676   $     --

  Transfers among funds                    104,342       (286,030)      (604,275)       (93,655)       (84,697)

  Company                                   --             --             --             --            818,780

  Transfer to Energy Plan                   --             (4,018)       (22,967)        --             --
                                      ------------   ------------   ------------   ------------   ------------
    Total                                1,600,405       (238,364)      (547,988)        90,021        734,083
                                      ------------   ------------   ------------   ------------   ------------
Income (loss) from
 investments:

 Interest                                  338,647            248          8,826            998          6,916

 Dividends                                  --              1,815          2,578         17,392         --

 Net realized gain                          --             71,791         60,363         33,417        101,490

 Change in unrealized
  appreciation or (depreciation)            --            (95,789)       (47,054)       (27,487)       (59,893)
                                      ------------   ------------   ------------   ------------   ------------
     Total                                 338,647        (21,935)        24,713         24,320         48,513
                                      ------------   ------------   ------------   ------------   ------------
Less:
  Participant withdrawals                  314,556            488          8,942         25,963        81,913

  Administrative expenses                   12,643            698            887            698         15,689
                                      ------------   ------------   ------------   ------------   ------------
Net (decrease)/increase                  1,611,853       (261,485)      (533,104)        87,680        684,994

Net assets available
 for plan benefits:

Beginning of year                        3,320,276        261,485        533,104        449,935      1,760,750
                                      ------------   ------------   ------------   ------------   ------------
End of year                           $  4,932,129   $     --       $     --       $    537,615   $  2,445,744
                                      ------------   ------------   ------------   ------------   ------------
                                      ------------   ------------   ------------   ------------   ------------
                                        Fidelity       Fidelity       Fidelity       Fidelity       Fidelity
                                        Balanced    Growth & Income   Blue Chip       Contra           OTC
                                          Fund           Fund        Growth Fund       Fund           Fund           Total
                                        --------    ---------------  -----------     --------       --------         -----
Contributions:

  Participants                        $    158,646   $     12,766   $    132,151   $     46,256   $      5,865   $  2,166,361

  Transfers among funds                    611,416          2,391        299,208         51,043            257         --

  Company                                   --             --             --             --             --            818,780

  Transfer to Energy Plan                   --             --             --             --             --            (26,985)
                                      ------------   ------------   ------------   ------------   ------------   ------------
     Total                                 770,062         15,157        431,359         97,299          6,122      2,958,156
                                      ------------   ------------   ------------   ------------   ------------   ------------
Income (loss) from
 investments:

 Interest                                   --             --             --             --             --            355,635

 Dividends                                  47,388            313         58,351          6,087            319        134,243

 Net realized gain                            (126)           148            (54)           104         --            267,133

 Change in unrealized
  appreciation or (depreciation)           (15,218)        --            (20,601)        (4,649)          (146)      (270,837)
                                      ------------   ------------   ------------   ------------   ------------   ------------
     Total                                  32,044            461         37,696          1,542            173        486,174
                                      ------------   ------------   ------------   ------------   ------------   ------------
Less:
  Participant withdrawals                   27,218         --             19,523            917         --            479,520

  Administrative expenses                      568             34            322            130         --             31,669
                                      ------------   ------------   ------------   ------------   ------------   ------------
Net (decrease)/increase                    774,320         15,584        449,210         97,794          6,295      2,933,141

Net assets available
 for plan benefits:

Beginning of year                           --             --             --             --             --          6,325,550
                                      ------------   ------------   ------------   ------------   ------------   ------------
End of year                           $    774,320   $     15,584   $    449,210   $     97,794   $      6,295   $  9,258,691
                                      ------------   ------------   ------------   ------------   ------------   ------------
                                      ------------   ------------   ------------   ------------   ------------   ------------


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                       W. R. GRACE & CO. HOURLY EMPLOYEES

                           SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1992


                                                                       FUND D -                     EMPLOYEES'
                                       FIXED INCOME     FUND B -      DIVERSIFIED    GRACE STOCK       STOCK
                                           FUND        EQUITY FUND       FUND           FUND      OWNERSHIP PLAN      TOTAL
                                       ------------    -----------    -----------    -----------  --------------      -----
Contributions:

  Participants                             $894,224        $74,946       $157,239       $123,967        $ 12,284    $1,262,660

  Transfers among funds                      39,980         50,968        (8,406)       (61,184)        (21,358)         --

  Company                                     --             --             --             --            468,445       468,445
                                         ----------       --------       --------       --------      ----------    ----------
    Total                                   934,204        125,914        148,833         62,783         459,371     1,731,105
                                         ----------       --------       --------       --------      ----------    ----------

Income (loss) from
 investments:

  Interest                                  240,849            798         13,593         16,371           2,214       273,825

  Dividends                                   --             2,432          5,861         11,399           --           19,692

  Net realized gain or (loss)                 --          (17,278)         17,847          --             20,865        21,434

  Change in unrealized
   appreciation or (depreciation)             --            22,885         15,181          6,341          24,672        69,079
                                         ----------       --------       --------       --------      ----------    ----------
    Total                                   240,849          8,837         52,482         34,111          47,751       384,030
                                         ----------       --------       --------       --------      ----------    ----------

Less:
  Participant withdrawals                   336,841         25,918         22,169         22,281         105,175       512,384

  Administrative expenses                     7,334          1,185          2,501            153           1,005        12,178

Net (decrease)/increase                     830,878        107,648        176,645         74,460         400,942     1,590,573

Net assets available
for plan benefits:

Beginning of year                         2,489,398        153,837        356,459        375,475       1,359,808     4,734,977

End of year                              $3,320,276       $261,485       $533,104       $449,935      $1,760,750    $6,325,550
                                         ----------       --------       --------       --------      ----------    ----------
                                         ----------       --------       --------       --------      ----------    ----------


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                       W. R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W. R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan and the Summary Plan Description for the Plan for more complete information.

GENERAL:

The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective July 1, 1993, The Northern Trust Company was succeeded by Fidelity Management Trust Company as trustee for the Plan. On the same date, Fund B - Equity Fund was terminated and its balance transferred to the Fidelity Blue Chip Growth Fund; Fund D - Diversified Fund was terminated and its balance transferred to the Fidelity Balanced Fund; and three additional Fidelity Funds - Growth and Income, Contrafund, and OTC Portfolio - were also added as investment options under the Plan.


ELIGIBILITY AND VESTING:

Within those units of Grace and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

CONTRIBUTIONS TO THE PLAN:

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, specially granted bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code, subject to an annual dollar limit on before-tax contributions of $8,994 for 1993 ($8,728 for 1992), which limit is subject to annual adjustment for inflation. In addition, federal income tax law limits to $235,840 for 1993 ($228,860 for 1992), subject to annual adjustment for inflation, the annual compensation on which tax-qualified plan benefits may be based.

A Company contribution equal to 50% of each participant's contribution will be made to the Plan; however, no Company contribution will be made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution will be 3% of each participant's compensation, subject to the limitation noted above.

Participants may elect to have their contributions invested in any of the following funds in which the Plan participates:

          FIXED INCOME FUND

          The Fixed Income Fund (formerly Fund A) is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

          GRACE STOCK FUND

          The Grace Stock Fund (formerly Fund C) is invested in Grace Common Stock. Pending such permanent investment of cash credited to this Fund, this Fund may invest in short-term fixed income securities.

          FIDELITY MUTUAL FUNDS. The Plan also offers the following five Fidelity Mutual Funds to Plan participants.

               FIDELITY BALANCED FUND is invested in both fixed income securities and equity securities at all times.

               FIDELITY GROWTH AND INCOME FUND is invested in equity securities at all times and may be invested in fixed income securities, depending upon market conditions.

               FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of companies with higher than average earnings growth.

               FIDELITY CONTRAFUND is invested in equity securities of companies generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

               FIDELITY OTC PORTFOLIO is invested in equity securities of smaller companies traded in the over-the-counter market.


At December 31, 1993, the number of participants contributing to the Plan totalled 1,103 as compared with 636 at December 31, 1992. Participants contributing to the Fixed Income and Grace Stock Funds for the year ended December 31, 1993, were 926 and 207, respectively, as compared to 394 and 183 at December 31, 1992. Participants contributing to the Balanced Fund, the Growth and Income Fund, the Blue Chip Growth Fund, the Contrafund, and the OTC Portfolio for the year ending December 31, 1993, were 287, 59, 261, 107, and 25, respectively. Totals are not additive because some participants invest in more than one Fund. The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

Participants may, on any business day, allocate their future contributions among the Funds and transfer the amounts related to their prior contributions to any of the Funds to another Fund. Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account.

Company contributions made after June 30, 1989 are generally credited to the Employee Stock Ownership Plan ("ESOP Fund", formerly Fund E). The ESOP Fund is invested in Grace Common Stock. The ESOP Fund is an Employee Stock Ownership Plan, within the meaning of the Internal Revenue Code.

Eligible employees (generally those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year on any business day from the ESOP Fund to any of the other Funds except the Grace Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in the Fidelity Mutual Funds are valued at the market prices quoted at year-end, which represent the net asset value of securities held. Investments in commercial paper, U.S. Treasury Bills and U. S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals.

The assets of the Plan are commingled in the Trust Fund of the W. R. Grace & Co. Profit Sharing and Savings and Investment Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). Assets and investment returns are allocated to the plans based upon the proportion of each plan's daily net asset balance to the daily total net asset balances of the Funds. Income of each fund is reinvested in that fund, except that, in the case of the ESOP Fund, the Board of Directors of Grace has directed that dividends paid on shares of Grace Common Stock held in the ESOP Fund are to be paid to participants on a quarterly basis or within 90 days after the end of the calendar year in which the dividends are received. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment Committee appointed by the Grace Board of Directors, except as delegated by that Committee.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares of such Common Stock. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating operating unit.

NOTE 3 - INVESTMENTS:

FIXED INCOME FUND:

The investments in the Fixed Income Fund consist primarily of guaranteed fixed income contracts, as shown below:

                              Value at December 31,
                           ---------------------------
   Issuer & Rate                1993         1992          Repayment Terms
- - ---------------------      ------------- -------------  ---------------------
Metropolitan Life
 Insurance Company:
        9.55%              $    752,241  $    332,928   Repayable in three
                                                        installments on
                                                        12/15/92, 12/15/93
                                                        and 12/15/95 or
                                                        12/15/96 (at issuer's
                                                        option)

       10.05%                   742,093       279,140   Repayable in two
                                                        installments on
                                                        10/31/91 and
                                                        10/31/94

        9.05%                   914,749       584,063   Repayable on 10/15/96


        7.00%                   566,516        58,676   Repayable on 12/15/99


Prudential Insurance
 Company:
        8.63%                     --          169,590   Repaid in two
                                                        equal annual
                                                        installments com-
                                                        mencing 11/15/92


        9.75%                   991,289       534,157   Repayable on 11/30/97


        8.45%                   716,415     1,046,251   Repayable in two
                                                        equal annual
                                                        installments com-
                                                        commencing 12/1/98


                           ------------  ------------
                           $  4,683,303  $  3,004,805
                           ------------  ------------
                           ------------  ------------

Other investments in the Fixed Income Fund at December 31, 1993 and 1992 consisted of the following:

                                           December 31,
                                     -------------------------
                                         1993          1992
                                     -----------   -----------
Commercial paper, at cost, which
 approximates market value           $   217,273   $   165,773
                                     -----------   -----------
                                     -----------   -----------

GRACE STOCK FUND:

As of December 31, 1993 and 1992, the Grace Stock Fund under the Plan held 13,068 and 10,462 shares of Grace Common Stock, respectively.

The sales/distributions of Grace Common Stock by/from the Grace Stock Fund resulted in net realized gains, as follows:

                                           December 31,
                                     -------------------------
                                         1993          1992
                                     -----------   -----------
Proceeds from
 sales/distributions
 of securities                       $   158,395   $    -

Cost of securities
 sold/distributed                        124,978        -
                                     -----------   -----------
Net realized gains                   $    33,417   $    -
                                     -----------   -----------
                                     -----------   -----------

Other investments in the Grace Stock Fund under the Plan at December 31, 1993 and 1992 consisted of the following:

                                           December 31,
                                     -------------------------
                                         1993          1992
                                     -----------   -----------
Commercial paper, at cost, which
 approximates market value           $     2,854   $    24,626
                                     -----------   -----------
                                     -----------   -----------


ESOP FUND:

As of December 31, 1993 and 1992, this fund held 59,728 and 40,840 shares of Grace Common Stock, respectively.

The sales/distributions of Grace Common Stock by/from the ESOP Fund resulted in net realized gains as shown below:

                                           December 31,
                                     -------------------------
                                         1993          1992
                                     -----------   -----------
Proceeds from
 sales/distributions of
 securities                          $   269,922   $   586,730
Cost of securities
 sold/distributed                        168,432       565,865
                                     -----------   -----------

Net realized gains                   $   101,490   $    20,865
                                     -----------   -----------
                                     -----------   -----------

Other investments in the ESOP Fund at December 31, 1993 and 1992, consisted of the following:

                                           December 31,
                                     -------------------------
                                         1993          1992
                                     -----------   -----------
Commercial paper, at cost, which
 approximates market value           $    19,294   $    48,924
                                     -----------   -----------
                                     -----------   -----------

NOTE 4 - FEDERAL INCOME TAXES:

By letter dated February 13, 1989, the Internal Revenue Service stated that the Plan, as then in effect, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Plan's administrator and the Plan's counsel believe that the Plan, as currently in effect, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan continues to be qualified and the related Trust tax-exempt. Subject to the foregoing, no income taxes are required to be paid by the Plan, and participants are not taxed on Company contributions, before-tax contributions and any earnings or gains from investments attributable to their Plan accounts while such contributions, earnings and gains remain in the Trust Fund.


NOTE 6- PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating unit's participation in the Plan may be terminated with approval of Grace's Board of Directors.

NOTE 7 - DAILY VALUATION:

Effective April 1, 1992, the Plan was amended (a) to provide for the conversion from monthly valuation to daily valuation and (b) to permit participants to elect to have their contributions invested in multiples of 5% and to transfer current account balances on a daily basis in multiples of 5% or in whole dollar amounts.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              W. R. GRACE & CO.
                                              HOURLY EMPLOYEES
                                         SAVINGS AND INVESTMENT PLAN



                                         By: /s/ R. H. CARL
                                            ---------------------
                                                 R. H. Carl
                                                 Chairman, Administrative
                                                 Committee



Date:  June 29, 1994